Filed by Liberty Global Corporation Limited
Registration Statement File No. 333- 187100
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886
Liberty Global, Inc.
Commission File No.: 000-51360

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc., Virgin Media Inc. or Liberty Global Corporation Limited (New Liberty Global).  In connection with the proposed acquisition of Virgin Media by Liberty Global, New Liberty Global has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-187100) (the “Registration Statement”), which includes the preliminary joint proxy statement of Liberty Global and Virgin Media and that also constitutes a prospectus of New Liberty Global. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Liberty Global and Virgin Media after the Registration Statement is declared effective by the SEC. STOCKHOLDERS OF LIBERTY GLOBAL AND VIRGIN MEDIA ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE MERGERS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and New Liberty Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to shareholder returns, our expectations with respect to future growth prospects, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approval, the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate the Virgin Media operation and realize estimated synergies, as well as other factors detailed from time to time in Liberty Global’s and Virgin Media’s filings with the Securities and Exchange Commission (“SEC”)  including our most recently filed Forms 10-K and 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The following is a transcript of a video by Mike Fries, President and CEO of Liberty Global, Inc., which was posted on Liberty Global’s intranet websites and on Virgin Media Inc.’s intranet website.

Suzie Carr Interviews Mike Fries Transcript

Suzie:                                                                                       Hey everyone, I’m Suzie Carr from the People team, Head of Talent, Performance, and Engagement. I’m here in our Long Acre offices today with the lovely Mike Fries, our CEO of Liberty Global. Good afternoon, Mike. How are you?

Mike:                                                                                        Good afternoon. I’m well, thank you.

Suzie:                                                                                       Good. Thank you very much for joining us today, Mike. We’ve got some nice questions for you.

Mike:                                                                                        Okay.

Suzie:                                                                                       We’re really looking forward to getting to know you.

Mike:                                                                                        Good.

Suzie:                                                                                       So the first question I have for you is, did you have a nice birthday?

Mike:                                                                                        I did have a nice… I did just turn 50; I guess you found that out?

Suzie:                                                                                       Yes.

Mike:                                                                                        I had a great birthday. I was heli-skiing with 16 friends in Canada.

Suzie:                                                                                       What is heli-skiing?

Mike:                                                                                        You… you get in a helicopter and they take you to the top of a mountain in the middle of nowhere and you ski down it, and they pick you up, and you do it again.

Suzie:                                                                                       Wow.

Mike:                                                                                        Yeah, it… it was nice. I do that every year, but this year was a particularly good one. So I did have a nice birthday, thank you.

Suzie:                                                                                       So Mike, tell us a bit about your background? How did you become the CEO of Liberty Global?

Mike:                                                                                        Sure, so I was the fifth employee of this company, 23 years ago, when we had no money, a small office. And the game plan was simple: try to bring cable television, which had been in the States since the ‘50s, to other parts of the world. It was a very simple premise and we’ve been trying to do that ever since; it wasn’t a linear path, and…

My role was always originally in development and flying around the world bringing businesses to us, and then I lived in Australia and got our business there launched. And then I’ve been running the parent company for oh… about 10 years, and I’ve been CEO for about 8 years. And in that 8 years we’ve done quite a bit, focused really heavily in Europe, sold off Australia and Japan, other parts of the world, and really concentrated in Europe. And it’s been great.

We have a fantastic Chairman, John Malone, who is the best partner you could have in this business, you know. Cable is in his DNA, since, you know, for 45 years, and so together with the team and you know, 20,000 employees, we’ve had a nice ride and we’re really excited to be here in the UK.

Suzie:                                                                                       Fantastic. There’s a lot of passion in there, which is great.

Mike:                                                                                        Yeah.

Suzie:                                                                                       So something that I’m really passionate about, and a lot of people in Virgin Media, is engagement, a term we use; we measure it through our Heartbeat. What do you love about your job?

Mike:                                                                                        Oh gosh, so many things. There’s not a better industry to be in. There… this industry combines so many cool elements: technology, innovation, relationships with your customers, content and media. It’s competitive and… and financially rewarding. It’s really unique, so to me it’s… it’s a blast.

The second part I love is just people. You know, we… like you, I love… we love to do… to engage our employees. And I love travelling around the continent, and… and doing town hall meetings, and… and communicating my own passion for this business to them.

Ah, it’s a great industry. I mean, really, I think it’s the best industry you can be in right now. We’re enabling the web, we’re driving innovation and change, we’ve got the best networks; it’s an exciting time.

And I’ll tell you, people have tried to count us out for decades. This industry has reinvented itself many times in the last 50 years and we’re in the process of doing that now again, so these are exciting times.

Suzie:                                                                                       Fantastic. I understand you’re a bit of a rocker in your spare time?

Mike:                                                                                        I don’t know about that.

Suzie:                                                                                       The things… the things you can find out.

Mike:                                                                                        Yeah.

Suzie:                                                                                       So tell me about your band, ‘The Moderators’.

Mike:                                                                                        So, we’re a bunch of CEOs, all around the same age, and we play for fun, and we play for charities, you know, we do fundraisers. We have played Red Rocks; we played for 8,000 people at Red Rocks, which is...

Suzie:                                                                                       That’s impressive.

Mike:                                                                                        U2 played at Red Rocks. I signed the wall where they signed it.

Suzie:                                                                                       Fab!

Mike:                                                                                        So we just play; you know… you know the words to every song we play. I’m the lead singer. I’d never sang a song in my life before I joined this band, but as long as you’re on key and have a little attitude, you can be a rocker; it’s that simple.

Suzie:                                                                                       So you’re… you’re quite a good group?

Mike:                                                                                        Oh, I don’t know about that. We haven’t been invited to V Fest yet, but maybe next year… maybe next year.

Suzie:                                                                                       That would be fantastic. So business being a force for good is something we’re passionate about as a Virgin company. Do... do you believe business can be good for shareholders and society?

Mike:                                                                                        Absolutely. Every market we’re in, every country we’re in we invest heavily in… education, in… digital awareness. And, ultimately I think we do… we do good by doing well. And so if we can get broadband into more and more homes and… and faster and faster speeds, we’re helping businesses, we’re helping communities, and… individuals.

That’s number one, but then number two: we have to give back and … we’re pretty involved in all the countries. I mean, we’re in the great cities of Europe: we’re in Amsterdam and you know, we’re in Brussels, and we’re in all the great cities of Europe.

And everywhere we are, we’re, you know, like you are here in London and the UK… we have a presence and we want to be, you know, a force for good and recognised for that, so it’s the same strategy.

Suzie:                                                                                       Fantastic, it does… it does actually feel very familiar, which is… which will be great news for our people. So Mike, we have some questions from across the business, our first one’s from Martin Sexton, he’s one of our field technicians.

Martin:                                                                               Hi Mike, if you only had two minutes to tell someone about Liberty Global, what would you say?

Mike:                                                                                        Hmmm, well we’re the largest cable company, together with Virgin, on the planet, with 25 million customers. I think that speaks for itself. You know, we’re committed to innovation, and we’re committed to… growth, and we’re committed to our people, and our customers.

When you put all that together, it’s going to work well for all of us. But fundamentally there’s nobody bigger in this business than… than Liberty Global, together with Virgin Media, so that’s… a pretty big statement.

Suzie:                                                                                       Exciting, exciting. Why do you think Virgin Media will make a good addition to the Liberty family?

Mike:                                                                                        Well, we have a lot to learn from you and hopefully you from us. In particular, B2B for us, the business side.

Suzie:                                                                                       Yep, yep.

Mike:                                                                                        … it is a relatively small piece of our business; it’s a large piece of your business. For example, in Germany we have no B2B revenues, so… we’re just getting started.

And mobile we have a million mobile subs, you have three million, and mobile for us is going to be a part of our future. So we have a mobile awareness and expertise, but not nearly as strong as yours, so we have a lot to learn in there as well.

I think there’s a great cultural fit. I think there’s strength in being bigger. Our business thrives on scale and we’ll all be more successful when it comes to negotiating with regulators, and programme suppliers, and vendors, and… launching new products, if we’re bigger and stronger, so...

Suzie:                                                                                       That’ll excite our people in terms of the… the synergies, the conversations...

Mike:                                                                                        Yes and the opportunities, I mean, many of my top management have worked in different countries. You know, I lived in Australia; you know… everybody’s had opportunities to work in the field, work in different corporate offices. We’re all about mobility. And, and we’re in 12 countries in Europe, and a lot of the folks running those countries or at senior management in those countries were in… other parts of Europe.

Suzie:                                                                                       So our people get on a flight from Bellshill in Scotland to London, so that sounds a bit more glamorous, what you’re saying!  Fantastic. What challenges and opportunities do you think we share?

Mike:                                                                                        Well, we have strong competition. In… on the continent it’s mostly competition with telcos, like BT, or Deutsche Telekom, or Swisscom, who are larger, more connected you know…history in those markets so, competing with telcos is the number one challenge that we all share. And I think we have a lot to do… to learn together and… and to work together on that front.

Figuring out how we evolve the customer’s experience with video. Broadband we understand, mobile we understand obviously, but people consume video in many different ways.

We’ve launched a product called ‘Horizon’, not dissimilar from TiVo…

Suzie:                                                                                       Yeah, yeah, of course.

Mike:                                                                                        …where you can watch it on your iPad, on your smartphone, or on your laptop, and have the exact same experience with all the same content, without paying any more.

And if we do that right, it’s about how you view the content. The content itself we have it all. If we can make the consumers’ experience better, then we’ll have no trouble keeping that consumer.

And that’s where innovation is critical. We’ve always innovated in this industry, but the pace of innovation probably has to pick up speed a little bit.

Suzie:                                                                                       Again, something… something we have a lot of… in common.

Mike:                                                                                        Yes.

Suzie:                                                                                       Mike, our second question from across the business is from George Wareing, from our business division.

George:                                                                              Hi there Mike, I really wanted to know how your business-to-business operations in other parts of Liberty Global compare with what we have at Virgin Media business, and also whether you think there are any specific opportunities in B2B across the wider organisation?

Mike:                                                                                        Yeah, so I think for sure. Your… business-to-business for Virgin is about 15% of revenue; for us it’s about 5% of revenue, and in some markets it’s zero… like Germany. We see a huge SOHO opportunity; there’s 4 million SOHOs — small office and home offices — across our continental footprint. I’m sure there are tonnes here in the UK as well, and so SOHO for us is our fastest growing revenue stream.

We’re not as advanced in the… in the medium to large business, or enterprise, or wholesale businesses, and those are tougher, lower margin businesses. But we have a lot to learn, I think, from each other in that area. We think we can take our revenue from 5%, 10%, or 15%; that would be great growth for us and we have a lot to learn from you in that regard. It’s a… it’s a significant focus of our next five years.

Suzie:                                                                                       Fantastic. So thanks to George for that question. Mike the next question we have is from Hannah Shepherd. She works in retail and she’s also our National Voice Forum representative, something very close to my heart. So, over to Hannah.

Hannah:                                                                       Hi Mike, I’d like to know what you think about the Virgin brand.

Mike:                                                                                        I love it. I love it; it’s iconic. It’s… I’m going to meet Richard next week; I’ve never met him. We’re, we’re excited. I think there are few brands that could work as well in this market, and we wouldn’t plan on touching it, if anything embracing it. So, so we’re… I think the Virgin brand is fantastic.

Suzie:                                                                                       We have another question and this is from Michelle Beech, who heads up our customer contact centre in Swansea.

Michelle:                                                                      I’d like to know what’s impressed you most about the Virgin Media people you’ve met so far?

Mike:                                                                                        Passion, you know… energy, commitment, loyalty to the company, and to the… Engagement is a great word. Everybody is dedicated, smart, focused. And there’s a… there’s… an esprit de corps; I mean it doesn’t seem to do it justice, but you know everyone’s rallying around the same goal, which is to win in this market and to… and to keep customers happy.

Those are terrific values and terrific objectives to have; it sounds too sterile, but… but it’s been terrific. It’s been really, really great to meet the people that I’ve met, and I know everyone on our team who’s interfaced with their counterpart at Virgin has had the same reaction. So it’s going to be good.

Suzie:                                                                                       So many people are… many people are really sorry to see Neil go. He’s… he’s been a fantastic figurehead leader; he’s clearly got big shoes to fill. So what are you looking for in a new CEO?

Mike:                                                                                        Great question. Leadership, as much as anything. Stepping into an organisation this size, with this kind of energy, and this… and this strong culture, is not easy. And I think first and… you have to be… have high emotional intelligence, you have to be really attuned to people, and be a great leader. Because that’s what an… any organisation needs, but this one in particular right now, because it’s a transition and it’s a bit scary for people. What does it mean to me? And so I think leadership is critical. Obviously knowledge of our business is an important thing, but Neil didn’t have knowledge of the business when he came in, so I think there’s… you know that’s important as well.

You know, someone who… who gets what we’re about, who wants to make sure that to a large degree, you know, our values and our…… our cultures are blending, and that we’re not… we’re being respectful of what’s here, but also not losing the opportunity to integrate where it makes sense.

Those sorts of things, but, you know, in the end, you know, when you meet the person and you… and you spend time with them I think… this is a very important hire for us and we’re not going to rush into it, but we have great candidates already.

Suzie:                                                                                       Fantastic, so our Chief Values Officer, Red, he has been in this room today setting it up for you. He’s left you a nice little mug.

Mike:                                                                                        Ah, yeah, I noticed that, Denver Broncos.

Suzie:                                                                                       There’s a Creme Egg for you to take away. He thought you might like a surfer’s bag and a golf…

Mike:                                                                                        I do surf in fact, and play golf. How did you find these things out about me?

Suzie:                                                                                       Well, Red is very, very ambitious when he wants to find things out.

Mike:                                                                                        Ah, all right.

Suzie:                                                                                       So he… he obviously welcomes you. He’s got a sore throat, so I’m talking on his behalf.

Mike:                                                                                        Okay, terrific.

Suzie:                                                                                       Have you met him?

Mike:                                                                                        Not in person.

Suzie:                                                                                       You’ve not met?

Mike:                                                                                        No, I’ve seen him on the big screen, but I haven’t actually met him.

Suzie:                                                                                       Okay, so we can… we can arrange that, but what I would like to know when he’s out of earshot is what do you think of him?

Mike:                                                                                        I like his commitment, I like his passion. I think he’s a… you know I haven’t seen him in all situations, but he seems to love this business.

Suzie:                                                                                       Now, I’d like to do some quick-fire questions, if that’s… that’s alright?

Mike:                                                                                        Sure.

Suzie:                                                                                       It’s a little game called ‘Would you rather?’

Mike:                                                                                        Okay.

Suzie:                                                                                       So the… the only rule is you’ve got to choose one or the other…

Mike:                                                                                        Okay.

Suzie:                                                                                       …in terms of your preference. So if I said, “Tea or coffee,” you would say…?

Mike:                                                                                        Tea.

Suzie:                                                                                       Okay, good. So that’s, that’s…

Mike:                                                                                        Or decaf coffee; I don’t drink caffeine.

Suzie:                                                                                       We’ve got to have options. Okay, well that’s good. So sun or snow?

Mike:                                                                                        Oh that’s tough. You know, I grew up surfing in California and I still surf, but I love to ski, that’s a… and I live in Colorado. So that’s a difficult one, but I’d probably say “Sun.”

Suzie:                                                                                       Okay cool. Suit or shorts?

Mike:                                                                                        What, you mean suit as in…?

Suzie:                                                                                       As in a suit, suit jacket.

Mike:                                                                                        Or shorts?

Suzie:                                                                                       Yeah.

Mike:                                                                                        Oh, I’m in shorts quite a bit, yeah.

Suzie:                                                                                       Okay, Sky or Virgin?

Mike:                                                                                        That’s easy, Virgin.

Suzie:                                                                                       Brilliant. Beer or wine?

Mike:                                                                                        Beer.

Suzie:                                                                                       Beer. Golf or ski?

Mike:                                                                                        Probably ski, but I love to play golf.

Suzie:                                                                                       Okay, good. Baseball or basketball?

Mike:                                                                                        Basketball.

Suzie:                                                                                       Good. Burger King or McDonalds?

Mike:                                                                                        Burger King, funny enough.

Suzie:                                                                                       That’s interesting.

Mike:                                                                                        I like Burger King, it’s a good burger, but I’m invested in a company called Smash Burger, which is the best hamburger in America. We might bring them to the UK, unbelievable stuff. It’s like…

Suzie:                                                                                       There you go, more interesting facts. Morning or night?

Mike:                                                                                        Probably night.

Suzie:                                                                                       Night owl?

Mike:                                                                                        Yeah.

Suzie:                                                                                       Yes, okay. A good movie or a good book?

Mike:                                                                                        Lately a good book. With my iPad and my Kindle app, I’m pretty much reading more than I’m watching, yeah.

Suzie:                                                                                       Good stuff. Text or talk?

Mike:                                                                                        God, I wish I talked more than I texted, but talking for sure.

Suzie:                                                                                       Yeah, good.

Mike:                                                                                        Yeah.

Suzie:                                                                                       Well, thank you very much.

Mike:                                                                                        Thank you.

Suzie:                                                                                       It’s been an absolute pleasure.

Mike:                                                                                        It’s great to meet you, yeah.

Suzie:                                                                                       Cheers, thank you.

Mike:                                                                                        My pleasure, great to meet you.

END AUDIO